SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                  SCHEDULE 13D
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(a)*

                                (Amendment No. 3)

                      INTEGRATED ELECTRICAL SERVICES, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   45811E 30 1
                                 (CUSIP Number)

                               Jeffrey L. Gendell
                               55 Railroad Avenue
                          Greenwich, Connecticut 06830
           (Name, address and telephone number of person authorized to receive notices and communications)

                                September 6, 2007
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                         (Continued on following pages)

                              (Page 1 of 14 Pages)


CUSIP No. 45811E 30 1                         13D                                 Page 2 of 14

------------------    ------------------------------------------------------------------------------------
        1             NAMES OF REPORTING PERSONS.                  Tontine Capital Partners, L.P.
                      I.R.S. IDENTIFICATION NOS.
                      OF ABOVE PERSON (ENTITIES ONLY)
------------------    ------------------------------------------------------------------------------------
        2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                     (a) [X]
                                                                                            (b) [_]
------------------    ------------------------------------------------------------------------------------
        3             SEC USE ONLY

------------------    ------------------------------------------------------------------------------------
        4             SOURCE OF FUNDS:                                      OO

------------------    ------------------------------------------------------------------------------------
        5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEM 2(d) OR 2(e):                                            [_]
------------------    ------------------------------------------------------------------------------------
        6             CITIZENSHIP OR PLACE OF ORGANIZATION:                              Delaware

------------------    ------------------------------------------------------------------------------------
                            7            SOLE VOTING POWER:                                      0

    NUMBER OF         ---------------    -----------------------------------------------------------------
      SHARES                8            SHARED VOTING POWER:                            3,023,691
   BENEFICIALLY
     OWNED BY         ---------------    -----------------------------------------------------------------
       EACH                 9            SOLE DISPOSITIVE POWER:                                 0
    REPORTING
   PERSON WITH        ---------------    -----------------------------------------------------------------
                            10           SHARED DISPOSITIVE POWER:                       3,023,691

------------------    ------------------------------------------------------------------------------------
       11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:           3,023,691

------------------    ------------------------------------------------------------------------------------
       12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:    [_]

------------------    ------------------------------------------------------------------------------------
       13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         19.7%

------------------    ------------------------------------------------------------------------------------
       14             TYPE OF REPORTING PERSON:                    PN

------------------    ------------------------------------------------------------------------------------




CUSIP No. 45811E 30 1                         13D                                 Page 3 of 14

------------------    -------------------------------------------- ---------------------------------------
        1             NAMES OF REPORTING PERSONS.                  Tontine Capital Management, L.L.C.
                      I.R.S. IDENTIFICATION NOS.
                      OF ABOVE PERSON (ENTITIES ONLY)
------------------    ------------------------------------------------------------------------------------
        2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                     (a) [X]
                                                                                            (b) [_]
------------------    ------------------------------------------------------------------------------------
        3             SEC USE ONLY

------------------    ------------------------------------------------------------------------------------
        4             SOURCE OF FUNDS:                                      OO

------------------    ------------------------------------------------------------------------------------
        5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEM 2(d) OR 2(e):                                            [_]
------------------    ------------------------------------------------------------------------------------
        6             CITIZENSHIP OR PLACE OF ORGANIZATION:                              Delaware

------------------    ------------------------------------------------------------------------------------
                            7            SOLE VOTING POWER:                                      0

    NUMBER OF         ---------------    -----------------------------------------------------------------
      SHARES                8            SHARED VOTING POWER:                            3,023,691
   BENEFICIALLY
     OWNED BY         ---------------    -----------------------------------------------------------------
       EACH                 9            SOLE DISPOSITIVE POWER:                                 0
    REPORTING
   PERSON WITH        ---------------    -----------------------------------------------------------------
                            10           SHARED DISPOSITIVE POWER:                       3,023,691

------------------    ------------------------------------------------------------------------------------
       11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:           3,023,691

------------------    ------------------------------------------------------------------------------------
       12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:    [_]

------------------    ------------------------------------------------------------------------------------
       13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         19.7%

------------------    ------------------------------------------------------------------------------------
       14             TYPE OF REPORTING PERSON:                    OO

------------------    ------------------------------------------------------------------------------------



CUSIP No. 45811E 30 1                         13D                                 Page 4 of 14

------------------    ------------------------------------------------------------------------------------
        1             NAMES OF REPORTING PERSONS.                  Tontine Partners, L.P.
                      I.R.S. IDENTIFICATION NOS.
                      OF ABOVE PERSON (ENTITIES ONLY)
------------------    ------------------------------------------------------------------------------------
        2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                     (a) [X]
                                                                                            (b) [_]
------------------    ------------------------------------------------------------------------------------
        3             SEC USE ONLY

------------------    ------------------------------------------------------------------------------------
        4             SOURCE OF FUNDS:                                      OO

------------------    ------------------------------------------------------------------------------------
        5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEM 2(d) OR 2(e):                                            [_]
------------------    ------------------------------------------------------------------------------------
        6             CITIZENSHIP OR PLACE OF ORGANIZATION:                              Delaware

------------------    ------------------------------------------------------------------------------------
                            7            SOLE VOTING POWER:                                      0

    NUMBER OF         ---------------    -----------------------------------------------------------------
      SHARES                8            SHARED VOTING POWER:                            1,945,992
   BENEFICIALLY
     OWNED BY         ---------------    -----------------------------------------------------------------
       EACH                 9            SOLE DISPOSITIVE POWER:                                 0
    REPORTING
   PERSON WITH        ---------------    -----------------------------------------------------------------
                            10           SHARED DISPOSITIVE POWER:                       1,945,992

------------------    ------------------------------------------------------------------------------------
       11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:           1,945,992

------------------    ------------------------------------------------------------------------------------
       12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:    [_]

------------------    ------------------------------------------------------------------------------------
       13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         12.7%

------------------    ------------------------------------------------------------------------------------
       14             TYPE OF REPORTING PERSON:                    PN

------------------    ------------------------------------------------------------------------------------



CUSIP No. 45811E 30 1                         13D                                 Page 5 of 14

------------------    ------------------------------------------------------------------------------------
        1             NAMES OF REPORTING PERSONS.                  Tontine Management, L.L.C.
                      I.R.S. IDENTIFICATION NOS.
                      OF ABOVE PERSON (ENTITIES ONLY)
------------------    ------------------------------------------------------------------------------------
        2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                     (a) [X]
                                                                                            (b) [_]
------------------    ------------------------------------------------------------------------------------
        3             SEC USE ONLY

------------------    ------------------------------------------------------------------------------------
        4             SOURCE OF FUNDS:                                      OO

------------------    ------------------------------------------------------------------------------------
        5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEM 2(d) OR 2(e):                                            [_]
------------------    ------------------------------------------------------------------------------------
        6             CITIZENSHIP OR PLACE OF ORGANIZATION:                              Delaware

------------------    ------------------------------------------------------------------------------------
                            7            SOLE VOTING POWER:                                      0

    NUMBER OF         ---------------    -----------------------------------------------------------------
      SHARES                8            SHARED VOTING POWER:                            1,945,992
   BENEFICIALLY
     OWNED BY         ---------------    -----------------------------------------------------------------
       EACH                 9            SOLE DISPOSITIVE POWER:                                 0
    REPORTING
   PERSON WITH        ---------------    -----------------------------------------------------------------
                            10           SHARED DISPOSITIVE POWER:                       1,945,992

------------------    ------------------------------------------------------------------------------------
       11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:           1,945,992

------------------    ------------------------------------------------------------------------------------
       12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:    [_]

------------------    ------------------------------------------------------------------------------------
       13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         12.7%

------------------    ------------------------------------------------------------------------------------
       14             TYPE OF REPORTING PERSON:                    OO

------------------    ------------------------------------------------------------------------------------



CUSIP No. 45811E 30 1                         13D                                 Page 6 of 14

------------------    ------------------------------------------------------------------------------------
        1             NAMES OF REPORTING PERSONS.                  Tontine Overseas Associates, L.L.C.
                      I.R.S. IDENTIFICATION NOS.
                      OF ABOVE PERSON (ENTITIES ONLY)
------------------    ------------------------------------------------------------------------------------
        2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                     (a) [X]
                                                                                            (b) [_]
------------------    ------------------------------------------------------------------------------------
        3             SEC USE ONLY

------------------    ------------------------------------------------------------------------------------
        4             SOURCE OF FUNDS:                                      OO

------------------    ------------------------------------------------------------------------------------
        5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEM 2(d) OR 2(e):                                            [_]
------------------    ------------------------------------------------------------------------------------
        6             CITIZENSHIP OR PLACE OF ORGANIZATION:                              Delaware

------------------    ------------------------------------------------------------------------------------
                            7            SOLE VOTING POWER:                                      0

    NUMBER OF         ---------------    -----------------------------------------------------------------
      SHARES                8            SHARED VOTING POWER:                            1,269,773
   BENEFICIALLY
     OWNED BY         ---------------    -----------------------------------------------------------------
       EACH                 9            SOLE DISPOSITIVE POWER:                                 0
    REPORTING
   PERSON WITH        ---------------    -----------------------------------------------------------------
                            10           SHARED DISPOSITIVE POWER:                       1,269,773

------------------    ------------------------------------------------------------------------------------
       11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:           1,269,773

------------------    ------------------------------------------------------------------------------------
       12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:    [_]

------------------    ------------------------------------------------------------------------------------
       13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         8.3%

------------------    ------------------------------------------------------------------------------------
       14             TYPE OF REPORTING PERSON:                    IA, OO

------------------    ------------------------------------------------------------------------------------




CUSIP No. 45811E 30 1                         13D                                 Page 7 of 14

------------------    ------------------------------------------------------------------------------------
        1             NAMES OF REPORTING PERSONS.                  Tontine Capital Overseas GP, L.L.C.
                      I.R.S. IDENTIFICATION NOS.
                      OF ABOVE PERSON (ENTITIES ONLY)
------------------    ------------------------------------------------------------------------------------
        2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                     (a) [X]
                                                                                            (b) [_]
------------------    ------------------------------------------------------------------------------------
        3             SEC USE ONLY

------------------    ------------------------------------------------------------------------------------
        4             SOURCE OF FUNDS:                                      WC

------------------    ------------------------------------------------------------------------------------
        5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEM 2(d) OR 2(e):                                            [_]
------------------    ------------------------------------------------------------------------------------
        6             CITIZENSHIP OR PLACE OF ORGANIZATION:                              Delaware

------------------    ------------------------------------------------------------------------------------
                            7            SOLE VOTING POWER:                                      0

    NUMBER OF         ---------------    -----------------------------------------------------------------
      SHARES                8            SHARED VOTING POWER:                            1,115,237
   BENEFICIALLY
     OWNED BY         ---------------    -----------------------------------------------------------------
       EACH                 9            SOLE DISPOSITIVE POWER:                                 0
    REPORTING
   PERSON WITH        ---------------    -----------------------------------------------------------------
                            10           SHARED DISPOSITIVE POWER:                       1,115,237

------------------    ------------------------------------------------------------------------------------
       11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:           1,115,237

------------------    ------------------------------------------------------------------------------------
       12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:    [_]

------------------    ------------------------------------------------------------------------------------
       13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         7.3%

------------------    ------------------------------------------------------------------------------------
       14             TYPE OF REPORTING PERSON:                    OO

------------------    ------------------------------------------------------------------------------------




CUSIP No. 45811E 30 1                         13D                                 Page 8 of 14

------------------    ------------------------------------------------------------------------------------
        1             NAMES OF REPORTING PERSONS.                  Tontine Capital Overseas Master Fund,
                      I.R.S. IDENTIFICATION NOS.                   L.P.
                      OF ABOVE PERSON (ENTITIES ONLY)
------------------    ------------------------------------------------------------------------------------
        2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                     (a) [X]
                                                                                            (b) [_]
------------------    ------------------------------------------------------------------------------------
        3             SEC USE ONLY

------------------    ------------------------------------------------------------------------------------
        4             SOURCE OF FUNDS:                                      WC

------------------    ------------------------------------------------------------------------------------
        5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEM 2(d) OR 2(e):                                            [_]
------------------    ------------------------------------------------------------------------------------
        6             CITIZENSHIP OR PLACE OF ORGANIZATION:                              Cayman Islands

------------------    ------------------------------------------------------------------------------------
                            7            SOLE VOTING POWER:                                      0

    NUMBER OF         ---------------    -----------------------------------------------------------------
      SHARES                8            SHARED VOTING POWER:                            1,115,237
   BENEFICIALLY
     OWNED BY         ---------------    -----------------------------------------------------------------
       EACH                 9            SOLE DISPOSITIVE POWER:                                 0
    REPORTING
   PERSON WITH        ---------------    -----------------------------------------------------------------
                            10           SHARED DISPOSITIVE POWER:                       1,115,237

------------------    ------------------------------------------------------------------------------------
       11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:           1,115,237

------------------    ------------------------------------------------------------------------------------
       12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:    [_]

------------------    ------------------------------------------------------------------------------------
       13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         7.3%

------------------    ------------------------------------------------------------------------------------
       14             TYPE OF REPORTING PERSON:                    IA, OO

------------------    ------------------------------------------------------------------------------------



CUSIP No. 45811E 30 1                         13D                                 Page 9 of 14

------------------    ------------------------------------------------------------------------------------
        1             NAMES OF REPORTING PERSONS.                  Jeffrey L. Gendell
                      I.R.S. IDENTIFICATION NOS.
                      OF ABOVE PERSON (ENTITIES ONLY)
------------------    ------------------------------------------------------------------------------------
        2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                     (a) [X]
                                                                                            (b) [_]
------------------    ------------------------------------------------------------------------------------
        3             SEC USE ONLY

------------------    ------------------------------------------------------------------------------------
        4             SOURCE OF FUNDS:                                      WC

------------------    ------------------------------------------------------------------------------------
        5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEM 2(d) OR 2(e):                                            [_]
------------------    ------------------------------------------------------------------------------------
        6             CITIZENSHIP OR PLACE OF ORGANIZATION:                              United States

------------------    ------------------------------------------------------------------------------------
                            7            SOLE VOTING POWER:                                      7,916

    NUMBER OF         ---------------    -----------------------------------------------------------------
      SHARES                8            SHARED VOTING POWER:                                7,354,693
   BENEFICIALLY
     OWNED BY         ---------------    -----------------------------------------------------------------
       EACH                 9            SOLE DISPOSITIVE POWER:                                 7,916
    REPORTING
   PERSON WITH        ---------------    -----------------------------------------------------------------
                            10           SHARED DISPOSITIVE POWER:                           7,354,693

------------------    ------------------------------------------------------------------------------------
       11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:               7,362,609

------------------    ------------------------------------------------------------------------------------
       12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:    [_]

------------------    ------------------------------------------------------------------------------------
       13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         48.1%

------------------    ------------------------------------------------------------------------------------
       14             TYPE OF REPORTING PERSON:                    IN

------------------    ------------------------------------------------------------------------------------

CUSIP No. 45811E 30 1                13D                           Page 10 of 14



This Amendment No. 3 to Schedule 13D with respect to Integrated Electrical Services, Inc. is being filed by Tontine Capital Partners, L.P., Tontine Capital Management, L.L.C., Tontine Partners, L.P., Tontine Management, L.L.C., Tontine Overseas Associates, L.L.C., Tontine Capital Overseas GP, L.L.C., Tontine Capital Overseas Master Fund, L.P., and Jeffrey L. Gendell (collectively, the "Reporting Persons") to amend the Schedule 13D (the "Schedule 13D") originally filed by certain of the Reporting Persons on May 18, 2006, as amended. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 13D.

ITEM 1.       SECURITY AND ISSUER.

      This statement relates to the common stock, par value of $.01 per share (the "Common Stock"), of Integrated Electrical Services, Inc. (the "Company"). The principal executive office of the Company is 1800 West Loop South, Suite 500, Houston, Texas 77027.

ITEM 2.    IDENTITY AND BACKGROUND.

      (a)   This statement is filed by:

      (i) Tontine Capital Partners, L.P., a Delaware limited partnership ("TCP"), with respect to the shares of Common Stock directly owned by it;

      (ii) Tontine Capital Management, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TCM"), with respect to the shares of Common Stock directly owned by TCP;

      (iii) Tontine Partners, L.P., a Delaware limited partnership ("TP"), with respect to the shares of Common Stock directly owned by it;

      (iv) Tontine Management, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TM"), with respect to the shares of Common Stock directly owned by TP;

      (v) Tontine Overseas Associates, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TOA"), which serves as investment manager to Tontine Overseas Fund, Ltd., a company organized under the laws of the Cayman Islands ("TOF"), with respect to the shares of Common Stock owned by TOF;

      (vi) Tontine Capital Overseas Master Fund, L.P., a Cayman Islands limited partnership ("TMF"), with respect to the shares of Common Stock directly owned by it;

      (vii) Tontine Capital Overseas GP, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TCO"), with respect to the shares of Common Stock owned by TMF; and

      (viii) Jeffrey L. Gendell ("Mr. Gendell"), with respect to the shares of Common Stock owned directly by Mr. Gendell, TCP, TP, TOF and TMF.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. 45811E 30 1                13D                           Page 11 of 14



      (b) The address of the principal business and principal office of each of Reporting Person is 55 Railroad Avenue, Greenwich, Connecticut 06830.

      (c) The principal business of each of TCP and TP is serving as a private investment limited partnership. The principal business of TCM is serving as the general partner of TCP. The principal business of TM is serving as the general partner of TP. The principal business of TCO is serving as the general partner of TMF. The principal business of TOA is that of an investment advisor engaging in the purchase and sale of securities on behalf of its clients. Mr. Gendell serves as the managing member of TCM, TM, TOA and TCO.

      (d) None of the Reporting Persons, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) TCP is a limited partnership organized under the laws of the State of Delaware. TCM is a limited liability company organized under the laws of the State of Delaware. TP is a limited partnership organized under the laws of the State of Delaware. TM is a limited liability company organized under the laws of the State of Delaware. TOA is a limited liability company organized under the laws of the State of Delaware. TMF is a limited partnership organized under the laws of Cayman Islands. TCO is a limited liability company organized under the laws of the State of Delaware. Mr. Gendell is a United States citizen.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On September 6, 2007 TMF purchased 798,043 shares Common Stock from Southpoint Master Fund LP ("Southpoint") for a purchase price of $17,556,946.00. TMF used its working capital to purchase such shares.

      On September 6, 2007 TOF purchased 1,102,059 shares Common Stock from Southpoint for a purchase price of $24,245,298.00. TOF used its working capital to purchase such shares.

ITEM 4.       PURPOSE OF TRANSACTION.

      The Reporting Persons acquired the shares of Common Stock for investment purposes. The Reporting Persons may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise. An affiliate of the Reporting Persons serves on the board of directors of the Company.

      Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time. Except as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 45811E 30 1                13D                           Page 12 of 14



ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

      (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. The Reporting Persons beneficially own the number of shares of the Common Stock listed below, representing approximately the percentage of the outstanding shares of Common Stock set forth opposite such number. The percentages used herein are calculated based upon 15,313,989 shares of Common Stock outstanding, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.

------------------------------------------- ------------------ -----------------
Name                                         Number of Shares   Percent of Class
----                                         ----------------   ----------------
------------------------------------------- ------------------ -----------------
Tontine Capital Partners, L.P.                     3,023,691              19.7%
------------------------------------------- ------------------ -----------------
Tontine Capital Management L.L.C.                  3,023,691              19.7%
------------------------------------------- ------------------ -----------------
Tontine Partners, L.P.                             1,945,992              12.7%
------------------------------------------- ------------------ -----------------
Tontine Management, L.L.C.                         1,945,992              12.7%
------------------------------------------- ------------------ -----------------
Tontine Overseas Associates, L.L.C.                1,269,773               8.3%
------------------------------------------- ------------------ -----------------
Tontine Capital Overseas Master Fund, L.P.         1,115,237               7.3%
------------------------------------------- ------------------ -----------------
Tontine Capital Overseas GP, L.L.C.                1,115,237               7.3%
------------------------------------------- ------------------ -----------------
Jeffrey L. Gendell                                 7,362,609              48.1%
------------------------------------------- ------------------ -----------------


      (b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

      (c) During the past 60 days, the Reporting Persons effected the following transactions in the Common Stock:

                    Date of      Amount of     Price per         Where and
  Person          Transaction   Securities       Share         How Effected
  ------          -----------   ----------       -----         ------------
Tontine Overseas    9/6/07        1,102,059      $22.00     Stock acquired from
Fund, Ltd.                                                      Southpoint

Tontine Capital     9/6/07          798,043      $22.00     Stock acquired from
Overseas Master                                                 Southpoint
Fund, L.P.


      (d) TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. TM, the general partner of TP, has the power to direct the affairs of TP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. TCO, the general partner of TMF, has the power to direct the affairs of TMF, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Gendell is the Managing Member of TCM, TM and TCO and in that capacity directs each of their operations. Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of the sale of such shares.

CUSIP No. 45811E 30 1                13D                           Page 13 of 14



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      None.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

      None.

CUSIP No. 45811E 30 1                13D                           Page 14 of 14




                                   SIGNATURES

        After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: September 7, 2007


                                        /s/  Jeffrey L. Gendell
                                     ------------------------------------------
                                     Jeffrey L. Gendell, individually, and as
                                     managing member of
                                     Tontine Capital
                                     Management, L.L.C.,
                                     general partner of Tontine Capital
                                     Partners, L.P., and as managing member of
                                     Tontine
                                     Management, L.L.C.,
                                     general partner of Tontine Partners, L.P.,
                                     and as
                                     managing member of Tontine
                                     Overseas Associates, L.L.C., and as
                                     managing member of Tontine Capital
                                     Overseas GP, L.L.C., general partner of
                                     Tontine Capital Overseas Master Fund, L.P.